September 21, 2007

Mellissa Campbell Duru

Attorney Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation (the “Company”)

Definitive Proxy Statement on Schedule 14A

Filed March 5, 2007 (“Proxy Statement”)

File No. 001-31240

Dear Ms. Duru:

Please find below the Company’s responses to the Securities and Exchange Commissions Staff comments that were contained in the letter to Mr. Richard T. O’Brien of the Company dated August 21, 2007.

2006 Directors Compensation, page 10

1.	Include a footnote disclosing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

The Company included a footnote to the 2006 Directors Compensation table included on page 10 of the Proxy Statement describing the total fair market value of the directors stock awards, the number of shares awarded, and the valuation techniques used to determine the number of shares to award. The FAS123R compensation expense equaled the fair market value of the directors stock award on the date of the grant. Therefore, there are no assumptions to be disclosed.

The Staff is supplementally advised that the stock awards provided to the Company’s directors are not separately disclosed in the footnotes to the financial statements included in the Company’s report on Annual Report on Form 10-K, because they are immaterial to the financial statements.

Compensation and Management Development Committee, page 12

2.

You disclose from time to time, the compensation committee may retain legal, accounting and compensation experts to assist in its determination of compensation. You also identify three companies that the committee has used in the past. Disclose all groups or persons that the compensation committee engaged to assist it in the determination of compensation awarded during the fiscal year. Further, consistent with the requirements of Item 407 (e)(3)(iii) of Regulation S-K, please disclose the nature and scope of their assignments and the material instructions and directions given to the consultants.

The Staff is supplementally advised that the groups disclosed in the Proxy Statement are the only groups or persons that were engaged during 2006 to assist the compensation committee in the determination of executive compensation. The Company disclosed the nature and scope of the assignments with such groups and the material instructions and directions given to them on page 13 of the Proxy Statement. In future filings, the Company will identify any groups or persons engaged to assist in the determination of compensation awarded during the fiscal year and will expand its disclosure to provide additional details on the nature and scope of their assignments and describe the material instructions and directions given.

Compensation Discussion and Analysis, page 17

3.	Please refer to Item 402(b) and Section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. Your Compensation Discussion and Analysis should clearly and concisely present a discussion and analysis of material components of the compensation program. We note disclosure in the bullet points on page 18 regarding material changes to the compensation program enacted in recent years. Rather than only listing the changes, provide an analysis of the reasons for the changes. Consistent with Item 402(b)(1)(vi), discuss how each element of compensation and each change, if applicable, to such element, fits into the overall compensation philosophy and objectives of the company. Please revise your disclosure accordingly.

The Staff is supplementally advised that the section referring to changes in recent years was intended to put the current compensation program in context, and most of the changes were a result of a comprehensive redesign of the previous program over a period of three years. The Company believed that presenting the rationale underlying the current components was more important than describing why superseded components were replaced or modified. In future filings, the Company intends to eliminate this section of its Compensation Discussion and Analysis, and provide an analysis of the reasons for any recent material changes, if applicable, in the appropriate section that addresses the current program. The Company will include in that discussion how particular changes fit into the overall compensation philosophy and objectives. In addition, in future filings, the Company will revise the Compensation Discussion and Analysis to provide appropriate information pursuant to Item 402(b) of Regulation S-K, based on the facts and circumstances.

4.	We refer you to our prior comment regarding usage of compensation consultants. Please clarify in your disclosure why the committee chose to use a particular consultant with respect to determinations of the respective elements of compensation. We note that two different consultants provided data regarding base salaries, yet there is no discussion of why the compensation committee chose to review two sets of data and how the committee ultimately weighted the respective data provided. You should disclose the relative importance of benchmarking data to compensation decisions.

The Staff is supplementally advised that the Company has in the past used consultants with different sets of data based on the Company’s opinions of the strength of their expertise in mining versus general industry. If the Company continues to use more than one consultant in 2007 or future years, the Company will disclose why different sets of data were used, if applicable, and how the compensation committee weighs the data. In future filings, the Company will disclose the relative importance of benchmarking data to the committee’s compensation decisions.

5.

You indicate that you target total compensation at the 75th percentile of competitive positions in the general industry and the mining industry and that you target salary between the median and 75th percentile. You should include a discussion of where you target each other element of compensation against peer companies and the percentiles represented by actual compensation paid for 2006. To the extent actual compensation paid to an executive officer varied from the targeted percentile, analyze the reasons for the divergence.

The Staff is supplementally advised that salary and total compensation are each targeted at a particular percentile range, but each element of compensation other than salary is not similarly targeted. The Company will clarify this in future filings and provide additional disclosure analyzing reasons for divergence between the targeted percentile and actual compensation. In particular, the Company will disclose that actual compensation may vary from the targeted percentile because the targeted percentile is only one factor considered in setting actual compensation. The Company will also disclose specific factors causing a divergence from targeted percentiles, if applicable, including the impact of Company performance metrics used to calculate payment of Corporate Performance Bonuses and Stock Incentive Bonuses, the calculation of which is specifically disclosed at pages 21-23 of the Proxy Statement.

6.	You provide a general discussion but little analysis of the effect of individual performance on compensation decisions even though your disclosure indicates that it is a material factor the compensation committee considered. For example, on page 19 you indicate that in making its decisions, the compensation committee takes many factors into account, including an individual’s performance, tenure and experience. In your discussion of base salary determination on page 20, you disclose that the committee considered the “personal performance” of the Chief Executive Officer. You note a similar reference to the importance of individual performance assessment in the discussion of the personal performance bonus on page 23. In future filings, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered with respect to each named executive officer in its evaluation and determination of the amount of compensation awarded to a named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

In future filings, the Company will provide additional analysis regarding the elements of personal performance, both quantitative and qualitative, and specific contributions of individual executives considered by the compensation committee with respect to each named executive officer in its evaluation and determination of the amount of compensation awarded to a named executive officer, based on the relevant facts and circumstances, in accordance with Item 402(b)(2)(vii) of Regulation S-K.

7.	You discuss the employment and consulting agreements with former named executive officers Messrs. Lassonde and Hansen. Please disclose why you structured these agreements’ terms and payments as you have.

The Staff is supplementally advised that the Company does not expect that any of its named executive officers for 2007 will be a party to an employment or consulting agreement, other than the existing agreement with Mr. Murdy described on page 28 of the Proxy Statement. However, in future filings, the Company will provide additional discussion and analysis regarding terms and payments under any employment and consulting agreements, if applicable.

8.	We direct you to Release 8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain why the total compensation awarded and type of awards made to Mr. Murdy differs significantly from that awarded to the other named executive officers. We note for example, footnote 7 to the summary compensation table and the different benefits negotiated for Mr. Murdy relative to the other officers. We also note that there is insufficient discussion and analysis of the differences in the mix of compensation awarded to the named executive officers. Please revise your disclosure accordingly to address these material differences.

The Staff is supplementally advised that the only material difference in components of compensation with respect to the individual named executive officers is the benefit described in footnote 7 to the Summary Compensation Table. This benefit is described on page 28 of the Proxy Statement, along with an explanation that this benefit was conferred in 2001 as a retention incentive for the Chief Executive Officer.

With regard to the amount and mix of compensation awarded to the named executive officers, in future filings, the Company will expand the disclosure to identify material differences in the target amounts for the Executive Award Program described on page 21 of the Proxy Statement, which may, based on the facts and circumstances, as applicable (a) be based on specific grade levels for each job; (b) increase at higher grade levels, designed to recognize the increasing complexity of the positions and increasing market pay levels; (c) be based on the compensation committee’s opinion that the percentage of compensation tied to Company performance should increase at more senior levels; and (d) be graduated based on grade level to generally provide for targeted total compensation that does not exceed the 75th percentile for comparable positions at peer companies.

Corporate Performance Bonus, page 21

9.

On page 21, you state that the compensation committee and the board of directors review and set the performance metrics and targets annually. The compensation discussion and analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K. Please identify the performance targets established for 2007. To the extent you believe that disclosure of the information would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note to the extent disclosure of the quantitative or qualitative performance-

related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Staff is supplementally advised that performance targets for 2007 had not been established by the date of filing of the Proxy Statement. In future filings, if the performance targets are set before filing of the Proxy Statement, the Company will disclose such targets or otherwise comply with the requirements of the Instructions to Item 402(b) of Regulation S-K.

Stock Option Awards, page 24

10.	You indicate a reserve pool of an additional 10% of stock options may be awarded for “exceptional performance.” You also indicate that Messrs. O’Brien, Enos and Harquail received in 2006 additional stock awards for exceptional performance in 2005. To provide context to your disclosure, disclose what factors you considered in determining whether an individual had performed exceptionally and the amount of options that the individual should receive for such performance. See generally Item 402(b)(1)(v) of Regulation S-K.

In future filings, the Company will provide additional information regarding specific factors considered in determining that an executive performed exceptionally or otherwise describe why a particular award varied from the target amount, based on the relevant facts and circumstances, in accordance with Item 402(b)(1)(v) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 44

11.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and severance and change of control plans. See item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. You should discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.

In future filings, the Company will describe and explain, as appropriate, how payment and benefit levels were determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and severance and change of control plans.

In particular, the Company will disclose that the level of Mr. Murdy’s enhanced pension benefit described on page 28 of the Proxy Statement was determined to be 1.5 times actual credited service by the compensation committee in 2001 because, in the committee’s judgment at the time, such an amount would motivate Mr. Murdy to remain with the Company until age 62.

In future filings, the Company will disclose that payments of severance benefits at the levels disclosed on page 31 of the Proxy Statement were, in the judgment of the compensation committee at the time the benefits were established, based on their experience, typical of those provided by other similar companies and provide an appropriate level of basic income and benefit replacement for a period of weeks that increases with years of service.

In future filings, the Company will disclose that the levels of benefits under the Change of Control Plan described on pages 30-31 of the Proxy Statement are, in the opinion of the compensation committee, appropriate to motivate and retain key executives during an actual or threatened change of control. The reasons for accelerated vesting of equity awards under various circumstances are disclosed on page 32 of the Proxy Statement.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in our filings and this letter; (b) staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to receive any responses whenever they become available, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact me at (303) 837-5138.

Sincerely,

/s/ Sharon E. Thomas
Sharon E. Thomas
Vice President and Secretary